

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 29, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of GlaxoSmithKline Capital plc, guaranteed by GlaxoSmithKline plc under the Exchange Act of 1934.

- 2.875% Notes due 2022
- 3.000% Notes due 2024
- 3.375% Notes due 2029

Sincerely,



An Intercontinental Exchange Company